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February 1, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Erin Purnell

  Jay Ingram

  Dale Welcome

  John Cash

Re:	Atotech Limited

Registration Statement on Form F-1 (Registration No. 333- 235928)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Atotech Limited (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-235928) be accelerated to 3:00 p.m., Washington D.C. time, on February 3, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:        Jason M. Licht, Latham & Watkins LLP

Atotech Limited

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

February 1, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Erin Purnell

     Jay Ingram

     Dale Welcome

     John Cash

Re:        Atotech Limited

    Registration Statement on Form F-1 (Registration No. 333- 235928)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atotech Limited (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-235928) be accelerated by the Securities and Exchange Commission to 3:00 p.m., Washington D.C. time, on February 3, 2021 or as soon as practicable thereafter.

*    *    *    *

The Company requests that we be notified of such effectiveness by a telephone call to Patrick Shannon of Latham & Watkins LLP at (202) 637-1028 or to Jason Licht of Latham & Watkins LLP at (202) 637-2258 and that such effectiveness also be confirmed in writing.

Very truly yours,

Atotech Limited

/s/ Geoff Wild
Name:	Geoff Wild
Title:	Chief Executive Officer

cc:         Josh McMorrow, Secretary and General Counsel

    Patrick H. Shannon, Latham & Watkins LLP

    Jason M. Licht, Latham & Watkins LLP

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10011

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

February 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Purnell
Jay Ingram
Dale Welcome
John Cash

Re:        Atotech Limited

  Registration Statement on Form F-1

  Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Atotech Limited (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on February 3, 2021, at 3:00 PM, Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC

As representatives of the several Underwriters

Citigroup Global Markets Inc.

By:	/s/ Paul Smith
Name: Paul Smith
Title: Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ Christian M. Bradeen
Name: Christian M. Bradeen
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Greg Kelly
Name: Greg Kelly
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Manoj Vemula
Name: Manoj Vemula
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]